

Mail Stop 3561

February 28, 2007

Mr. Philip J. Schoonover
President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Maryland Drive
Richmond, Virginia 23233

> **Re: Circuit City Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2006**
> **Filed May 15, 2006**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2006**
> **Filed January 5, 2007**
> **File No. 1-5767**

Dear Mr. Schoonover:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. Please expand your discussion and analysis to include economic and industry-wide factors relevant to your operations, provide more insight into material opportunities, challenges and risks on which management is most focused for both the short and long term, identify and discuss key performance indicators that management uses to manage the business that would be material to investors, provide greater insight into the quality and variability of information regarding financial condition and operating performance, discuss and analyze known trends, demands, commitments, events and uncertainties that cause reported financial information not to be necessarily indicative of future operating performance or future financial condition, provide a more informative analysis of the underlying reasons and implications of significant changes in financial condition and operating results between periods and to provide insight to readers to see the business through the eyes of management. Also, to facilitate a reader's ability to readily understand the impact of changes in operating results between periods, please revise to quantify *in dollars* the intermediate effects of the factors underlying material changes in net sales, gross profit and expenses between periods. For example, with respect to your discussion and analysis of net sales you should:

- Expand your definition of comparable store sales to disclose how you treat stores remodeled or expanded and relocated in connection with your superstore revitalization initiatives in your computation. Also, you should discuss the significance of the operating performance of stores opened and closed on comparable store sales trends.
- Quantify to the extent practicable the effects of initiatives to upgrade and evolve your core business, including identification and quantification of incremental revenues and profits, new businesses to produce long-term growth, new service offerings and multi-channel initiatives.
- Disclose how you generate revenues from the dealer relationships in the international segment.
- Quantify the effects of changes in average ticket, comparable store sales and stores opened and closed on net sales for each period presented.
- Quantify and discuss the significance of extended warranty revenue and installation revenue on gross profit and income.
- Quantify the increase in web-originated sales, the effect on comparable store sales and commission revenue from changes in the business model for wireless communications products and services and digital video services and net financing revenues.

- Discuss the significance of selling and total square feet metrics.
- Quantify the effect of foreign currency exchange rates on international segment sales.

Please note that these are just examples of where your disclosure could be improved and is not a complete list. For further guidance, refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our web site at www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies, page 20

2.   Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. See SEC Release No. 33-8350.

Contractual Obligations, page 31

3.   We note that the cash requirements related to real estate taxes, common area maintenance, insurance and operating expenses under operating leases disclosed in Note 12 and the amounts required to fund retirement benefits under plans disclosed in Note 17 to the financial statements are not reflected in table of contractual obligations. Please disclose in a note to table that these cash requirements are not included in the table and provide a context for the reader to understand the impact of these items on your cash requirements. In addition, please include other long-term liabilities reflected on your balance sheet in the table or disclose the nature and amounts of other long-term liabilities not included in the table. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release 33-8350.

Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 35

4.   Please note that pursuant to paragraph (b) of Rule 5-03 of Regulation S-X each class of revenues that exceeds 10 percent of total revenues, and related costs and expenses, must be stated separately on the face of the statement. Each class which is not more than 10 percent of total revenues may be

combined with another class. In future filings please separately state net sales from tangible products and revenues from services, and the related costs and expenses, on the face of the statement. Refer to Rule 5-03(b) of Regulation S-X. In addition, please tell us the items and their amounts included in revenues from services, and the related costs and expenses, for each year presented.

Consolidated Balance Sheet, page 36

5. Please tell us the items and their amounts included in accrued expenses and other current liabilities for each period presented. If any of the items exceed 5 percent of total current liabilities, please disclose the items and their amounts in the balance sheets or in the notes to financial statements. Refer to paragraph 20 of Rule 5-02 of Regulation S-X.

Consolidated Statements of Cash Flows, page 37

6. Please tell us your basis for classifying cash flows from retained interests in securitized accounts receivable as cash flows from operating activities as opposed to cash flows from investing activities.

Note 1. Basis of Presentation, page 39

Description of Business, page 39

7. Please tell us the significant terms of the consumer credit card program agreement entered into in connection with the sale of your private-label finance operation. Please also tell us in detail the nature of the compensation you receive under the terms of agreement. In addition, tell us how you account for the revenue received and the basis in GAAP for your revenue recognition policy. In doing so, please explain to us what is reflected in the net results from the program agreement. Finally, please tell us whether you recognized a gain or loss on sale of the private-label operation, how you accounted for the gain or loss and the basis in GAAP for your accounting treatment.

Reclassifications and Adjustments, page 39

8. Please tell us how you account for the estimated non-redemption of the rewards feature on the Circuit City Rewards Credit Card. Please also tell us the effect of the accounting error related to unredeemed award points on net earnings for each of the first three quarters and why the effects are not material to quarterly results. In addition, please tell us the nature of the

accounting errors related to lease accounting and other matters that resulted in the revisions to previously issued financial statements.

Revenue Recognition, page 40

9.   Please tell us whether or not you recognize breakage on unredeemed gift cards. If you recognize breakage, please tell us how you estimate breakage, the amounts recognized for each year presented and how you classify breakage in your statements of operations. Please also tell us your accounting policies for recognition of breakage. In addition, please disclose your accounting policies regarding recognition of unredeemed gift cards and the amount of unredeemed gift cards recognized in income for each year presented to the extent such amounts are material to your operating results.

Short-Term Investments, page 41

10.   Please disclose the method you use to determine the cost of securities sold. See paragraph 21b. of SFAS 115.

Merchandise Inventory, page 41

11.   Please disclose the nature of costs capitalized in inventories. Please refer to paragraph 6(b) of Regulation S-X.

Note 9. Goodwill and Other Intangible Assets, page 45

12.   Please disclose the weighted-average amortization period, in total and by major intangible asset class as required by paragraph 44a. of SFAS 142.

Note 17. Employee Benefit Plans, page 53

13.   Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 22. Quarterly Financial Data, page 58

14.   Please tell us whether you restated your statements of cash flows for fiscal years 2005 and 2004 as a result of the errors in classification of cash flows disclosed on page 59. If so, explain to us why you did not report the corrections as a restatement in accordance with APB 20. In addition, please

provide us with a summary of the effects of each of the classification errors on cash flows from operating, investing and financing activities for each year presented.

Form 10-Q for Fiscal Quarter Ended November 30, 2006

15.   Please address the comments above in your Forms 10-Q as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

16.   We note that you intend to discontinue reporting extended warranty net sales since you view warranty revenue as a component of many that contribute to both sales and gross margin. Given the significance of extended warranty revenue to your net operating results, please explain to us why you believe that this information is not meaningful to investors.

Income Tax Provision, page 24

17.   Please tell us the discrete items and their amounts that had the effect of increasing the effective tax rate for the nine months ended November 30, 2006. Please also tell us the adjustments resulting from the return-to-provision reconciliation associated with the filing of the tax return.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief